PE
3-1-02

02020454

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

MAR 08 2002

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of **March**, 2002

MDS INC.
(Registrant's name)

100 International Boulevard
Toronto, Ontario M9W 6J6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

Documents Included as Part of this Report

No.	Document
1.	Press Release, March 6, 2002 - re Annual Meeting
2.	Press Release, March 7, 2002 - Q1 Results

Document 1

MDS Inc. to Announce First Quarter Results and Hold Annual General Meeting

Toronto, March 6, 2002 – MDS Inc. will be announcing its first quarter results on Thursday, March 7th and holding its Annual General Meeting of Shareholders later that day.

- First Quarter Results
  - First quarter results will be announced the morning of Thursday, March 7th, 2002. You may access the news release and management discussion & analysis from the *news& events* section of our website at www.mdsintl.com.

- Analyst Conference Call
  - The analyst conference call will be held on Thursday, March 7th, 2002 at 10:00 a.m. EST. Interested parties are invited to access the call live from our website at www.mdsintl.com.

- Analyst Conference Call Rebroadcast
  - The archived conference call will be available until Thursday, March 14th. To access the call dial 416-695-5800 and enter reservation number 928826.

- Annual General Meeting
  - The Annual General Meeting will be taking place on Thursday, March 7th, 2002 at 4:00 p.m. EST at the Metro Toronto Convention Centre, North Building, Lower Level, Constitution Hall, Rooms 106 and 107, 255 Front Street West, Toronto, Ontario, Canada.

- Annual General Meeting Webcast
  - The Annual General Meeting will be webcast live on our website. You will have the option for video or audio feed and will also be able to view the presentation slides. To participate, please visit our website at www.mdsintl.com.

MDS Inc. (TSE: MDS; NYSE: MDZ) is an international health and life sciences company. In many of its products and services, it is among the largest and most respected companies in the world. MDS's focus is on advancing health through science. It does this by providing: laboratory testing, imaging agents for nuclear medicine testing, sterilization systems for medical and consumer products, research services to speed discovery and development of new drugs, therapy systems for planning and delivery of cancer treatment, analytical instruments to assist in the development of new drugs, and medical/surgical supplies. MDS employs more than 10,000 highly skilled people at its global operations on five continents. Detailed information about the company is available at the MDS Web site at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

-more-

For more information contact:
Yvette Lokker
Manager, Investor Relations
(416) 675-6777 ext. 2993
ylokker@mdsintl.com

Document 2

MDS Reports Solid Start For 2002

Toronto, Canada, March 7, 2002... MDS Inc. (TSE: MDS, NYSE: MDZ) today reported strong performance for the first quarter ended January 31, 2002. Revenues increased to $418 million. Earnings per share from core businesses in the Life Sciences and Health segments were $0.19 compared to $0.17 for the first quarter of fiscal 2001. The company generated $37 million in cash flow from operations.

"I am pleased with the performance across our businesses this quarter. Our core businesses are performing as anticipated and we expect that this positive trend will continue throughout 2002. " said John Rogers, MDS President and CEO. "Our Life Sciences business in particular delivered strong performance in the quarter, growing operating income by 35% over the same period last year." he added.

Operating results by reportable segment for the quarter were (amounts in $Cdn millions):

First Quarter	2002			2001		
	Revenues	Operating Income	Operating Margin%	Revenues	Operating Income	Operating Margin%
Life Sciences	240	42	18	225	31	14
Health	177	11	6	168	18	11
Proteomics	1	(13)	n/m	1	(10)	n/m
	418	40	10	394	39	10

Earnings per share after deducting operating losses for MDS Proteomics were $0.13 for 2002.

- more -

Life Sciences Segment

For the quarter, revenues in the Life Sciences segment grew to $240 million from $225 million for the same period in 2001, an increase of 7%. Operating income increased in the first quarter from $31 million in 2001 to $42 million for the first quarter of 2002.

Performance in the Life Science segment was buoyed by strong sales of the API 4000 in the analytical instrument business. Revenues in the Pharma Services business grew as well, up 13% over the same period last year. Our medical isotopes business performed well, however the division continued to face supply constraints in the Ion Technologies business. We have taken steps to resolve this supply issue by the end of 2003.

During the quarter a number of initiatives were announced including:

- An exclusive clinical research partnership between Sankyo Pharmaceutical and MDS Pharma Services.
- A strategic alliance with Iconix Pharmaceuticals to develop Drug Matrix, a chemogenomics database.
- The Therapy Systems launch of Oncentra, a cancer treatment planning workstation.

Health Segment

In the Health segment, revenues were $177 million compared to $168 in the prior year. Operating income for this segment was $11 million compared to $18 million in 2001. The 2001 results included a non-recurring corporate cap adjustment in the Ontario lab market.

In the quarter, MDS Laboratory Services introduced a new specialty diagnostic test – sirolumus, which is useful in monitoring organ rejection with kidney transplant patients.

Proteomics Segment

In the Proteomics segment, operating losses were $13 million dollars in a quarter that focused on furthering the building of relationships with potential pharma and biotech partners. During the quarter, MDS Proteomics officially opened their state of the art proteomics facility in Toronto and published their groundbreaking yeast study in Nature Magazine.

Outlook

"The first quarter represents a solid start to 2002. I expect that this positive trend will continue throughout the remainder of 2002 as we begin to see the return on our efforts and investments of 2000 and 2001," added MDS President and CEO, John Rogers.

MDS will hold its Annual General Shareholder Meeting at 4:00 PM EST today at the Metro Toronto Convention Centre, Constitution Hall, Rooms 106 and 107, lower level, 255 Front Street, Toronto, Ontario Canada. This meeting will also be broadcast live on the Internet at www.mdsintl.com at 4:00 PM EST.

MDS will be holding a conference call today at 10:00 am. This call will be webcast live at www.mdsintl.com and will also be available in archived format at http://www.mdsintl.com/news_present.asp after the call.

MDS Inc. (TSE: MDS; NYSE: MDZ) is an international health and life sciences company. In many of its products and services, it is among the largest and most respected companies in the world. MDS's focus is on advancing health through science. It does this by providing: laboratory testing, imaging agents for nuclear medicine testing, sterilization systems for medical and consumer products, research services to speed discovery and development of new drugs, therapy systems for planning and delivery of cancer treatment, analytical instruments to assist in the development of new drugs, and medical/surgical supplies. MDS employs more than 10,000 highly skilled people at its global operations on five continents. Detailed information about the company is available at the MDS Web site at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

This document contains forward-looking statements. Some forward looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian and U.S. securities regulatory authorities from time to time.

For Further Information Contact:

Sharon Mathers
Vice President, Investor Relations
416-213-4721
smathers@mdsintl.com

Gary Goertz
Executive Vice-President, Finance & CFO
416-213-4177
ggoertz@mdsintl.com

MDS
INC.
Consolidated Statements of Income
(millions of CDN dollars)

	Three months ended January 31	
	2002	2001
Net revenues	$ 418	$ 394
Direct costs	(278)	(258)
Depreciation and amortization	(21)	(18)
Other operating costs	(82)	(80)
Equity earnings and investment gains	3	1
Operating income	40	39
Gain on issue of shares by MDS Proteomics	-	36
	40	75
Interest expense - Long term	(4)	(5)
- Other	-	(1)
Dividend and interest income	2	4
Minority interest	-	(1)
Income before income taxes	38	72
Income taxes	(20)	(15)
Income before amortization of goodwill	18	57
Amortization of goodwill (net of tax)	-	(8)
Net Income	18	49
Earnings per share [note 3]		
Basic	$ 0.13	$ 0.41
Fully diluted	$ 0.13	$ 0.40

Consolidated Statements of Retained Earnings
(millions of CDN dollars)

	Three months ended January 31	
	2002	2001
Retained earnings, beginning of period	$ 457	$ 405
Net income	18	49
Repurchase of shares and options	(1)	(2)
Retained earnings, end of period	$ 474	$ 452

-more -

MDS INC.
Consolidated Statements of Financial Position
As at January 31 with comparatives at October 31
(millions of CDN dollars)

	2002	2001
Assets		
Current		
Cash and short-term investments	$ 208	$ 183
Accounts receivable	288	299
Inventories	163	162
Income taxes recoverable	7	8
Prepaid expenses	26	24
Future tax assets	6	5
	698	681
Capital assets	664	661
Future tax assets	75	72
Long-term investments and other [note 2]	228	192
Goodwill and other intangibles	795	796
Total assets	$ 2,460	$ 2,402
Liabilities and Shareholders' Equity		
Current liabilities		
Bank indebtedness	$ 13	$ 12
Accounts payable and accrued liabilities	296	320
Deferred income	89	89
Income taxes payable	30	22
Current portion of long-term debt	12	17
	440	460
Long-term debt	607	536
Deferred income and other	77	81
Future tax liabilities	22	21
Minority interest	58	61
	1,204	1,159
Shareholders' Equity		
Share Capital [note 3]	790	789
Retained earnings	474	457
Cumulative translation adjustment	(8)	(3)
	1,256	1,243
Total liabilities and shareholders' equity	$ 2,460	$ 2,402

MDS INC.
Consolidated Statements of Cash Flows
(millions of CDN dollars)

	Three months ended January 31 2002	2001
Operating Activities		
Net income	$ 18	$ 49
Add (deduct) items not affecting cash:		
Items not affecting current cash flow *[note 4]*	19	(13)
Cash flow from operations	37	36
Changes in non-cash working capital balances relating to operations *[note 4]*	(10)	(19)
	27	17
Investing Activities		
Acquisitions	-	(8)
Purchase of capital assets	(25)	(31)
Other	(39)	5
	(64)	(34)
Financing Activities		
Long-term debt issued	65	18
Long-term debt repayments	-	(127)
Increase(decrease) in deferred income and other	(4)	(4)
Issuance of shares	2	2
Repurchase of shares and options	(1)	(3)
Issuance of shares of subsidiary for cash	-	15
Minority interest distributions	(3)	(3)
Cash effects of translation of foreign subsidiaries	2	1
	61	(101)
Increase (decrease) in cash during the period	24	(118)
Cash position, beginning of period	171	297
Cash position, end of period	$ 195	$ 179

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All tabular amounts in millions of Canadian dollars, except where noted]
January 31, 2002

1. ACCOUNTING POLICIES

These financial statement have been prepared on a basis consistent with the company's annual financial statements for the year ended October 31, 2001 (except as noted below), and should be read in conjunction with the accounting policies and other disclosures in those annual financial statements. These financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

Effective November 1, 2001, the Company adopted the requirements of CICA Handbook section 3062, "Goodwill and Other Intangible Assets". Under the new standard, goodwill and intangible assets with indefinite useful lives are no longer amortized but are subject to an impairment review annually or more frequently if deemed appropriate. As of the adoption date, the Company has substantially completed its impairment testing on the balance of goodwill and intangible assets. The Company has determined that it has no intangible assets of indefinite life. Based on the testing completed at the time of preparation of these interim consolidated financial statements, no impairment losses are expected.

Effective November 1, 2001, the Company adopted CICA Handbook section 3500, "Earnings per Share", which requires the use of the treasury method to calculate diluted earnings per share. The requirements of section 3500 were adopted retroactively and fully diluted EPS figures for prior years were restated. As a result, the Company's diluted EPS decreased by $0.01 for the three months ended January 31, 2001.

2. LONG-TERM INVESTMENTS

Operating income for the period includes $2 million [2001 - $1] as the Company's share of earnings of significantly influenced companies and partnerships.

3. EARNINGS PER SHARE

Basic earnings per share have been calculated using the weighted average number of Common shares outstanding during the period. The weighted average number of shares outstanding for the quarter ended January 31 was 139.8 million basic and 145.5 million fully diluted [2001 – 139.5 and 143.3].

For fiscal 2001, earnings per share after goodwill amortization were $0.35 (fully diluted -$0.34).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All tabular amounts in millions of Canadian dollars, except where noted]
January 31, 2002

4. SUPPLEMENTARY CASH FLOW INFORMATION

Non-cash flow items affecting net income comprise:

	January 31	
	2002 $	2001 $
Depreciation and amortization	21	18
Amortization of goodwill	-	8
Minority interest	-	1
Future income taxes	(2)	(4)
Gain on issuance of shares by a subsidiary	-	(36)
	19	(13)

Changes in non-cash working capital balances relating to operations include:

	January 31	
	2002 $	2001 $
Accounts receivable	11	(16)
Inventories	(1)	(2)
Accounts payable and deferred income	(24)	(2)
Income taxes	9	6
Foreign exchange and other	(5)	(5)
	(10)	(19)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All tabular amounts in millions of Canadian dollars, except where noted]
January 31, 2002

5. SEGMENTED INFORMATION

	January 31, 2002				January 31, 2001			
	Life Sciences	Health	Proteomics	Total	Life Sciences	Health	Proteomics	Total
Net revenues	240	177	1	418	225	168	1	394
Operating income	42	11	(13)	40	31	18	(10)	39
Revenues by products and services								
Medical isotopes				78				84
Analytical equipment				46				38
Pharmaceutical research services				116				103
Clinical laboratory services				122				115
Distribution and other				55				53
Proteomics				1				1
Total assets at Jan 31	1,829	454	177	2,460	1,778	453	171	2,402

6. FIGURES

Certain figures for the previous period have been reclassified to conform with the current period's financial statement presentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: **March 7, 2002**

MDS INC.

By: /s/ Peter Brent
Peter Brent
Senior Vice President & General Counsel
and Corporate Secretary